Exhibit 99.8

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,	)
Plaintiff,	)
)
v.	)
	)	Civil Action No. l0-cv-3613 (LAK)
SEMBCORP UTILITIES PTE LTD,	)
SEMBCORP INDUSTRIES LTD, BIWATER	)
INVESTMENTS LTD., and BIWATER	)
HOLDINGS LIMITED,	)
Defendants.	)
)

DECLARATION OF ALAN N. WAXMAN

I, Alan N. Waxman, declare as follows:

1. I am a partner in the law firm of Squire, Sanders & Dempsey L.L.P. and I act as legal counsel to Cascal N.V. (“Cascal”). I submit this declaration in support of Plaintiff Cascal’s application for a preliminary injunction against Sembcorp Utilities Pte Ltd (“Sembcorp Utilities”) and Sembcorp Industries Ltd (“Sembcorp Industries” and together with Sembcorp Utilities, the “Sembcorp Defendants”). I have personal knowledge of the following facts and could and would testify competently to them if called upon to do so.

2. In my capacity as legal counsel to Cascal, I have advised the special independent committee of directors of Cascal (the “Independent Committee”) in connection with Cascal’s involvement in a potential transaction involving the sale by Biwater Investments Ltd. (“Biwater Investments”) of approximately 58.5% of the shares of Cascal common stock (the “Biwater Stake”). I have participated in numerous meetings, negotiations, and discussions in this capacity.

I have also had direct contact with Biwater Holdings Limited (“Biwater Holdings” and together with Biwater Investments, “Biwater”) and its legal counsel regarding Cascal’s involvement in the sale of the Biwater Stake.

3. This declaration discloses only conversations and communications that took place between Cascal (or the Independent Committee) and third parties. I am not disclosing any attorney-client privileged communications (either internal or with outside counsel), nor does Cascal intend to rely on any privileged information in support of its application.

Biwater’s Original Effort To Sell The Biwater Stake In 2008

4. Biwater Investments had previously considered selling the Biwater Stake in 2008 (the “2008 Sale Process”). Although the 2008 Sale Process did not result in a completed transaction, the confidentiality agreements that were negotiated during that process formed the basis for those at issue in these proceedings, and the understandings reached with regard to those agreements are relevant to inform the interpretation of the 2009 agreements.

5. On July 29, 2008, Biwater wrote to Cascal seeking its cooperation in this process and, in particular, requesting Cascal’s consent to the sharing of Cascal’s confidential information with prospective purchasers (Exhibit B to the Declaration of Stephane Richer, May 10, 2010 (hereinafter “Richer Decl.”)). In its July 29, 2008 letter, Biwater requested that Cascal form a committee of independent Cascal directors in connection with the 2008 Sale Process. This request of Biwater reflected the importance of making sure that any arrangements or transaction entered into at Biwater’s request would be fair to the other stakeholders of Cascal, including the minority shareholders, so that the Cascal directors could satisfy their fiduciary duties. An independent committee of Cascal directors was established at that time.

6. At or around the time Biwater sent its July 29, 2008 letter to Cascal, it also provided to Cascal a form of non-disclosure agreement intended to be entered into with prospective purchasers, along with a simple form of consent to be signed by Cascal. Cascal advised Biwater that there also needed to be a separate letter agreement between Biwater and Cascal, rather than a simple consent, to enable Cascal to protect its confidential information directly and to provide Cascal rights to enforce any non-disclosure agreement with a prospective purchaser.

7. In addition, Cascal sent a letter to Biwater on August 8, 2008 that included an annex containing Cascal’s comments to the form non-disclosure agreement previously provided by Biwater. A true and correct copy of that communication is attached as Exhibit A. These comments referred to Cascal by its code name, Atlas. Among Cascal’s comments was a comment that various provisions, including the standstill provision, had to be subject to the consent of Cascal. After not objecting to this consent right initially, Biwater’s legal counsel, Allen & Overy LLP (“A&O”), informed Cascal in an August 13, 2008 email that Biwater could not agree to have “paragraph 7 of the NDA (on standstill) . . . subject to Cascal consent.” A true and correct copy of that communication is attached as Exhibit B. Cascal, however, was comforted by A&O’s assurance that any such transaction that complied with the exception to the standstill obligation contained in the non-disclosure agreement would apply only “in circumstances in which Cascal would not be detrimentally affected by having an Offeror’s proposal put to all shareholders which was acceptable to the majority shareholder.” In other words, the understanding in the 2008 negotiations was that for a tender offer to comply with the exception to the standstill obligation, it could not contain terms in which Cascal and its minority shareholders would be “detrimentally affected.”

The Confidentiality Agreements And The “Same Terms” Protection

8. The understanding of the confidentiality agreements that Cascal had during the 2008 Sale Process was the same understanding Cascal had when it received a letter on October 15, 2009 from Biwater advising Cascal that they had “decided to further explore a sale of its entire 58.5% stake in Cascal (the ‘Biwater Stake’)” (Richer Decl. Ex. C). Consistent with Biwater’s suggestion in this letter, Cascal reconstituted an independent committee to evaluate any potential transaction.

9. Biwater again requested permission to share Cascal’s confidential information with the Sembcorp Defendants in connection with a potential sale of the Biwater Stake. Biwater suggested in its October 15 letter that the parties use the same form of confidentiality agreements that had been negotiated as part of the 2008 Sale Process.

10. Cascal agreed, and the parties entered into two interrelated confidentiality agreements that were substantially similar to the confidentiality agreements entered into during the 2008 Sale Process: (i) a letter agreement between Cascal and Biwater Holdings dated November 9, 2009 (the “Letter Agreement”) and (ii) a non-disclosure agreement between Biwater Holdings and Sembcorp Industries, also dated November 9, 2009 (the “NDA” and together with the Letter Agreement, “the Confidentiality Agreements”) (Richer Decl. Ex. E and Ex. F). The NDA was attached as an exhibit to the Letter Agreement.

11. In order to ensure that Cascal and its shareholders would not be “detrimentally affected” by a tender offer and that there would be a fair process where all shareholders would be treated in the same manner and would be protected, paragraph (e) of the Letter Agreement, included the requirement that any tender offer had to be on the “same terms” as to all shareholders, including Biwater. This provision was important in order to prevent a structurally or financially unfair tender offer process, including one that included coercive terms. It was clearly intended to be broader than the rights afforded by U.S. securities laws, because otherwise the provision would have no practical meaning.

Biwater Confirms That The Letter Agreement’s Provisions Remain Binding, And That The Transaction Being Negotiated With Sembcorp Does Not Fall Within The “Same Terms” Provision Of The Letter Agreement

12. As negotiations between Biwater and Sembcorp progressed, Biwater made clear that the transaction being discussed required Cascal’s consent, because it did not fall within the “same terms” provision in the Letter Agreement.

13. On December 14, 2009, Sembcorp Industries sent a letter to HSBC Bank Plc, the financial advisor to Biwater, outlining certain terms of a potential tender offer, which was not an offer capable of being accepted by Biwater. A true and correct copy of that communication is attached as Exhibit C. I was provided with a copy of this letter on December 21, 2009. This letter contained several of the terms that ended up being included in the Sembcorp Defendants’ proposed tender offer, including “an up-front irrevocable undertaking from Biwater” and the delisting and deregistration of the shares. The December 14, 2009 letter was the first time I saw any reference that there may be a requirement that Biwater make an irrevocable commitment in advance of a tender offer, as well as the first time I was informed that the Sembcorp Defendants wished to acquire 100% of Cascal. But the December 14, 2009 letter also referred to the Sembcorp Defendants’ desire to find a suitable approach to obtain Cascal’s “recommendation,” which would not strictly be required if the tender offer had been one that complied with paragraph (e) of the Letter Agreement. This was consistent with the understanding that Cascal’s consent was required to complete a tender offer that did not comply with paragraph (e) of the Letter Agreement, such as the transaction described in the December 14, 2009 letter.

14. Following Cascal’s receipt of this outline of potential terms contained in the December 14, 2009 letter, I responded to Biwater in a December 21, 2009 email, informing Biwater that (i) the Letter Agreement remained in full force and effect (and thus reserving Cascal’s rights under the Letter Agreement because I expected Biwater to comply fully with each and every term of the Letter Agreement) and (ii) this potential offer “is NOT a bona fide offer that constitutes a General Offer Event.” A true and correct copy of that communication is attached as Exhibit D.

15. Paragraph (h) of the Letter Agreement defines a “General Offer Event” to be “a bona fide offer to be effectuated by way of an Equivalent Offer.” An “Equivalent Offer” is the type of offer that satisfies the “same terms” restriction in paragraph (e) of the Letter Agreement. In other words, a General Offer Event would be an offer that complies with the Confidentiality Agreements, including, in the event of a tender offer, compliance with the requirement under paragraph (e) of the Letter Agreement that the tender offer be an “Equivalent Offer” containing the “same terms.”

16. Significantly, in a December 22, 2009 email from Larry Magor, Biwater’s chief executive, responding to my December 21, 2009 email, he stated, “we agree that the letter dated 14 December 2009 from Sembcorp to HSBC (the ‘Offer Letter’) does not constitute a General Offer Event.” He also stated on behalf of Biwater: “We agree that the [Letter Agreement] … shall continue in full force and effect, without amendment.” A true and correct copy of that communication is attached as Exhibit E. These statements are consistent with the view that the transaction being discussed with Sembcorp required Cascal’s consent and did not satisfy the “same terms” requirement of paragraph (e) of the Letter Agreement.

17. After making it clear in my December 21, 2009 email that Cascal did not view the previously discussed potential tender offer as constituting a General Offer Event (the definition of which included compliance with the requirements of paragraph (e) of the Letter Agreement), and after Biwater acknowledged the same, I expected that before proceeding with any tender offer that contained similar terms not complying with the Letter Agreement, Biwater and the Sembcorp Defendants would seek to obtain the consent of Cascal’s board of directors. In fact, in an email from Larry Magor to Stephane Richer on January 27, 2010, in which yet another extension of Sembcorp’s due diligence process was being requested by Biwater, Mr. Magor provided a timeline that said, “25 February - Kin Fei will be looking to confirm at the Sembcorp board meeting that he has the agreement of the boards of Cascal and Biwater and that the VTO can be launched immediately.” A true and correct copy of that communication is attached as Exhibit F. This provided a further indication that some combination of Biwater and the Sembcorp Defendants understood the meaning of “same terms” and knew that the “agreement” (i.e. “consent”) of Cascal’s board was required because at that time they were still contemplating compliance with their contractual obligations under the Confidentiality Agreements.

18. Furthermore, Cascal made it clear in a January 29, 2010 letter to Biwater that any “further facilitation of due diligence should not be taken as an indication that December 14 terms would be acceptable to or that the Special Committee or Board would recommend acceptance of any such offer” and that this should be conveyed to the Sembcorp Defendants. A true and correct copy of that communication is attached as Exhibit G. The use of the term “acceptance” in Cascal’s January 29, 2010 letter was consistent with Mr. Magor’s use of the term “agreement”

in his January 27, 2010 email, and consistent with the understanding that a transaction structured as described in the December 14, 2009 letter would fail to satisfy the requirements of paragraph (e) of the Letter Agreement and would therefore require the consent of Cascal.

19. When Sembcorp Utilities presented Biwater and Cascal with a similarly deficient proposal on March 7, 2010, the Independent Committee responded in a March 11, 2010 letter that “we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate. True and correct copies of these communications are attached as Exhibits H and I. The Independent Committee’s response should not have been surprising, as the March 7, 2010 proposal had similar terms to the December 14, 2009 proposal and had similar deficiencies. Cascal had already advised Biwater that an offer of this type did not comply with the requirements under the Letter Agreement, as it did not constitute a General Offer Event, and Biwater agreed with this position, as stated in Larry Magor’s December 22, 2009 email. Moreover, in a March 19, 2009 email I sent to Larry Magor, I emphasized again that “I do not believe the March 7 letter from that bidder constitutes a ‘General Offer Event’ as that term is used in the side letter.” A true and correct copy of that communication is attached as Exhibit J.

To Cascal’s Surprise, Biwater And Sembcorp Pursue A Transaction Without Cascal’s Consent That Does Not Satisfy The “Same Terms” Requirement And Violates The Confidentiality Agreements

20. The Independent Committee had not been presented with an opportunity to respond to any other proposals from Sembcorp following its March 11, 2010 response to Sembcorp Utilities’ March 7, 2010 letter and prior to the Sembcorp Defendants filing their proposed tender offer with the SEC on or about April 26, 2010. Before seeing the Sembcorp Defendants’ SEC filing, the seven-week delay between proposals seemed to me consistent with the parties needing to rework the terms of the transaction contained in the Sembcorp Defendants’ prior proposals because I thought Biwater was trying to comply with the terms of the Letter Agreement. Surprisingly, the Lock-Up Agreement, which the Independent Committee and I saw for the first time after the Sembcorp Defendants filed it with the SEC on or about April 26, 2010, provides for a tender offer that does not comply with the requirements under paragraph (e) of the Letter Agreement. The Sembcorp Defendants and Biwater have proceeded down this path without the consent of Cascal’s board of directors, even though Biwater had previously acknowledged (i) in Larry Magor’s December 22, 2009 email that the proposed tender offer did not constitute a General Offer Event and, thus, does not comply with the Letter Agreement, and (ii) in Mr. Magor’s January 27, 2010 email that the terms of the proposed deal called for Cascal’s agreement, consistent with the plain meaning of paragraph (e) of the Letter Agreement. At no time was I advised by Biwater or A&O that it was prepared to proceed with the tender offer on the terms proposed by the Sembcorp Defendants even if it did not receive Cascal’ s agreement, recommendation, or support.

21. In contrast to the expectation that Cascal and its shareholders would not be “detrimentally affected” and that they would receive the “same terms,” the Sembcorp Defendants have proposed a coercive tender offer that irrevocably binds Biwater in advance to accept the Sembcorp Defendants’ tender offer and eliminates the benefit of the legally-required offer term of universal withdrawal rights, leaving minority shareholders in the disadvantaged position of not having the possibility of a superior offer available. This was not the type of tender offer contemplated during the negotiations of the Confidentiality Agreements, and was precisely the type of arrangement that the “same terms” clause was intended to prevent. Cascal accepted the “same terms” formulation because it believed it helped to balance the interests of the majority shareholder and the minority shareholders and make clear that Cascal’s cooperation was not favoring one shareholder over the others. The “same terms” standard is broader, and more equitable, than an “on terms no less favorable” standard would have been, and the “same terms” standard was intended to assure application of the “would not be detrimentally affected” principle.

22. Federal securities law mandates that tender offers for equity securities, such as the Cascal shares, be subject to withdrawal rights. Withdrawal rights are among the several mandated terms of every federally-regulated tender offer for listed securities under the Williams Act. The requirement was intended to protect shareholders from coercive tender offers. In order to provide access to Cascal’s confidential non-public information and to facilitate the sale of the Biwater Stake, Cascal’s Independent Committee required Biwater to further agree that Biwater could not agree to terms of an offer that were different than the terms available to all Cascal shareholders. However, as a result of Biwater irrevocably obligating itself to sell the Biwater Stake to the Sembcorp Defendants, Biwater eliminated benefits of the legally-mandated withdrawal rights in the Sembcorp Defendants’ offer for Cascal’s minority shareholders because it eliminated the possibility for competing bids as a result of the majority shareholder being irrevocably locked-up. Thus, Biwater bargained away its right to agree to different terms from Cascal’s minority shareholders when it sought Cascal’s confidential information for the limited purpose provided for in the Confidentiality Agreements.

23. In addition, Biwater bargained with the Sembcorp Defendants for the right to consent to any modification to the tender offer, which is another right that other Cascal shareholders do not have. See Section 1 of the Tender Offer and Stockholder Support Agreement between Sembcorp Utilities and Biwater (the “Lock-Up Agreement”) (Exhibit 1 to

Richer Decl. Ex. A). The coercive nature of the Sembcorp Defendants’ tender offer highlights that the tender offer is not on the “same terms” for all shareholders. And, as a result of the Lock-Up Agreement, Biwater has provided an irrevocable consent to tender and it has foregone its withdrawal rights to allow for acceptance of a higher offer. The lack of equal treatment among and between all shareholders frustrates the “would not be detrimentally affected” principle that the parties were trying to achieve in the Letter Agreement.

24. The unequal approval right that Biwater possesses is especially egregious because minority shareholders may be left with little choice but to tender their shares as a result of (i) Biwater’s irrevocable obligation to sell its shares to the Sembcorp Defendants pursuant to the Lock-Up Agreement, (ii) the reduced price if less than 80% of the shares are tendered, and (iii) the threat that the shares will be rendered illiquid by the Sembcorp Defendants’ announcement that they will delist and deregister the shares. At the same time, the Sembcorp Defendants and Biwater can agree to any modifications to the tender offer they desire. For example, before the tender offer closes, the Sembcorp Defendants and Biwater could agree (i) that the price per share will be even less than the previously announced price, (ii) that the form of consideration will be modified, or (iii) to any number of other significant modifications, and the minority shareholders may be forced to tender, rather than risk holding onto illiquid shares following the consummation of the tender offer. Thus, it is not possible to view the tender offer as being on the same terms to all shareholders and it fails to satisfy the exception contained in paragraph (e) of the Letter Agreement.

The Confidentiality Agreements Preserved Cascal’s Accrued Rights To Protect Its Confidential Information

25. In negotiating the Letter Agreement, Cascal and the Independent Committee were afforded the additional comfort that any transaction document implementing the sale of the Biwater Stake, whether it be by a private purchase or a tender offer, would continue to preserve Cascal’s accrued rights under the NDA. Specifically, the first paragraph (n) of the Letter Agreement provides that “any agreement implementing a Transaction shall be expressly without prejudice to the rights of Cascal under the related Transaction NDA accrued prior to the execution of such agreement, including, without limitation, the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” The Letter Agreement thus made clear that any sale transaction would not prevent Cascal from continuing to protect its confidential information and its shareholders and to enforce any rights provided under the Confidentiality Agreements. In significant part, this provision prevented any offeror from proposing a transaction to all Cascal shareholders that would require the offeror to disclose all material non-public information known to it. In other words, the Sembcorp Defendants would have to abstain from a tender offer that did not comply with the Confidentiality Agreements, such as their proposed tender offer, if they did not receive Cascal’s consent, because Section 14(e), Section 10(b), and Rule l0b-5 under the Securities Exchange Act of 1934 would require disclosure of Cascal’s material non-public information in violation of the Confidentiality Agreements.

26. Biwater’s understanding of these requirements is confirmed by documents it proposed in connection with its effort to sell the Biwater Stake. On November 30, 2009, Biwater’s legal counsel provided to me a draft of a stock purchase agreement for the private sale of the Biwater Stake, which Biwater’s counsel had advised was sent to the Sembcorp Defendants

(the “SPA”). A true and correct copy of the SPA is attached as Exhibit K and a true and correct copy of that communication is attached as Exhibit L. Consistent with the requirements under paragraph (n) of the Letter Agreement, the SPA contained language expressly preserving Cascal’s accrued rights under the NDA. Specifically, Section 15.7 of the SPA provided that the “parties agree that this agreement shall not affect any accrued rights or obligations of the parties or of Cascal, arising out of or in connection the non-disclosure agreement between the parties. . .”

27. Notwithstanding Biwater’s understanding of these requirements, the Lock-Up Agreement fails to contain the provision required by that paragraph (n) of the Letter Agreement. This was contrary to the express provisions of the Letter Agreement and the fact that the SPA that Biwater had previously shared with Cascal included this required provision. This appears to be another instance of Biwater indicating through its correspondence that it would comply with the plain meaning of the Letter Agreement but then entering into an agreement with the Sembcorp Defendants that is inconsistent with the plain meaning of the Letter Agreement. Until I saw the April 26, 2010 announcement of the proposed offer and the Lock-Up Agreement, I thought that Biwater intended to comply with the Letter Agreement.

28. In addition, I understand Sembcorp is claiming in these proceedings that Section 10.3 of the NDA terminates Sembcorp’s obligations of confidentiality in the event the transaction contemplated by the NDA is consummated. But paragraph (n) of the Letter Agreement makes clear this position is incorrect.

29. Section 10.3 of the NDA provides that “with the exception of any accrued rights or obligations, the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed between the Offeror and the Seller of any member of the Seller’s Group.” As an initial matter, the “Proposed Transaction” that was the subject of the NDA was the sale of the Biwater Stake, not a tender offer for all of Cascal’s shares, which is what the Sembcorp Defendants ultimately ended up pursuing.

30. But even if the tender offer was deemed an agreement implementing the Proposed Transaction, Section 10.3 expressly preserved any “accrued rights or obligations.” Paragraph (n) of the Letter Agreement makes clear that the “accrued rights” include “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” This is also why the SPA, which is the only draft of the sale document Biwater shared with me, provided that “parties agree that this agreement shall not affect any accrued rights or obligations of the parties or of Cascal, arising out of or in connection the non-disclosure agreement between the parties.” Thus, even if an agreement implementing the “Proposed Transaction” were consummated, the parties expressly preserved Sembcorp’s confidentiality obligations for the benefit of Cascal and its stakeholders, including its minority shareholders.

The Parties Expressly Agreed That Cascal Can Enforce The NDA As A Third Party Beneficiary Without Biwater’s Consent

31. I understand that Sembcorp is asserting in these proceedings that Biwater must consent in order for Cascal to enforce the NDA as a third party beneficiary. This position also ignores the plain language of the parties’ agreements and the negotiations of those provisions.

32. Cascal communicated to Biwater in the negotiation of the Letter Agreement that it wanted to be able to pursue a claim directly against counterparties to the NDA, without the need to secure Biwater’s consent in advance.

33. For this reason, although the draft NDA attached to the Letter Agreement had a provision (Section 10.9) authorizing “[a]ny of Seller’s Connected Persons” to enforce the NDA as a third party beneficiary, with the prior written consent of Biwater, Cascal secured Biwater’s consent in advance for Cascal itself to enforce the NDA. This consent was granted in the last clause of paragraph (i) of the Letter Agreement which provides:

“[n]othing in this clause (i) or in any Transaction NDA shall limit the right of Cascal to pursue a claim, either on its own or on behalf of any member of the Cascal Group, under a Transaction NDA at its own expense as a third party beneficiary thereunder, without first obtaining consent of Biwater as may be ostensibly provided for under the relevant Transaction NDA, or to monitor an [sic] Cascal Action pursued by Biwater at the expense of Cascal or another member of the Cascal Group.” (Emphasis added.)

34. This provision confirms Biwater’s consent to Cascal’s right to enforce the NDA as a third party beneficiary, notwithstanding any provisions of the NDA that “ostensibly” are in conflict.

I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct.

Executed this 15th day of May, 2010, New York, New York.

Alan N. Waxman

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